Offer to Purchase for Cash Up to 10,000,000 Shares

of

Sinovac Biotech Ltd.

At a Price of $0.03 per share

by Alternative Liquidity Index, LP

CUSIP: P8696W104

Expiration Date: September 29, 2023 (unless extended)

THE OFFER, THE PRORATION PERIOD, AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. MIDNIGHT, NEW YORK CITY TIME, September 29, 2023, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (AS EXTENDED OR WITHDRAWN, THE “EXPIRATION DATE”).

THE ENTIRETY OF THE OFFER CONTAINS IMPORTANT INFORMATION, DISCLOSURES, AND CONDITIONS REGARDING THE OFFER. YOU SHOULD READ THE OFFER CAREFULLY AND IN ITS ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. YOU ARE URGED TO CONSULT WITH FINANCIAL AND OTHER ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER.

Alternative Liquidity Index, LP, a Delaware limited partnership, (“Alternative Liquidity” “we,” or the “Purchaser”), is offering to purchase for cash, subject to the terms and conditions set forth in the Offer to Purchase (which, together with any amendments, constitutes the “Offer”), up to a maximum of 10,000,000 shares of Sinovac Biotech Ltd.   (the “Company”) at a purchase price of $0.03 per share, net cash to the seller, less any applicable withholding taxes and without interest (the “Purchase Price”). The Purchaser is not affiliated with the Company or its management. Any dividends paid after Expiration Date or such other date to which the Offer may be extended by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Offer will expire at 11:59 PM, New York City time, on September 29, 2023, unless the Offer is extended or withdrawn (as extended or withdrawn, the “Expiration Date”).

According to the annual report for the year ended December 31, 2022, there are approximately 99,502,243 shares of the Company’s stock (the “Shares”) outstanding. The Purchaser does not currently beneficially own any Shares. The 10,000,000 shares subject to the Offer constitute approximately 10.05% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $300,000.00 in aggregate Purchase Price, which the Purchaser intends to fund out of its current working capital.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT SUBJECT TO ANY FINANCING CONDITION. THE OFFER IS SUBJECT TO CERTAIN CUSTOMARY CONDITIONS SET FORTH IN “THE OFFER, SECTION 12 – CONDITIONS TO THE OFFER”.

No person or entity has been authorized to give any information or make any representations, warranties or covenants on behalf of Purchaser not contained in the Offer, and, if given or otherwise made, such information, representation, warranty or covenant must not be relied upon as having been authorized by the Purchaser.

Holders of the Shares (“Shareholders”) are urged to consider the following factors:

•Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Company from operations or dispositions, and the Purchase Price per Share payable to a tendering Shareholder by the Purchaser may be less than the total amount which might otherwise be received by the Shareholder with respect to the Shares from the Company.

•Public trading of the Shares on NASDAQ has been halted since February 22, 2019. The 2022 Annual report notes “there can be no assurance when or if this halt will be lifted.”  Shareholders may have limited opportunities to sell their shares other than through the Offer.

•The 2022 Annual report notes that ongoing litigation may have a material adverse effect on the Company’s operations and financial condition.

•The Company faces significant legal and regulatory risk, including risk that the Company’s Shares may be subject to delisting under the Holding Foreign Companies Accountable Act.

•The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

•The Company’s sales for the six months ended June 30, 2023, were $140.4 million, compared to $1.2 billion for the same period the year prior. The Company earned a gross loss of $48.0 million for the six months ended June 30, 2023, compared with a gross profit of $957.9 million in the prior year period. The Company earned an operating loss of $430.7 million in the six months ended June 30, 2023, compared to an operating profit of $613.6 million in the prior year period.  The Company earned net income of $14.0 million for the six months ended June 30, 2023, compared to net income of $481.6 million in the prior year period.

•The Purchaser has not engaged a third-party depositary for the offering. This may create a conflict of interest for the Purchaser. The role of a depositary would be administrative only, however.

•The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowing Shareholders the option to avoid proration if more than 10,000,000 Shares are tendered. See Section 3—Acceptance for Payment and Payment for Shares; Proration and Section 5—Withdrawal Rights. The Purchaser may accept only a portion of the Shares tendered by a Shareholder if a total of more than 10,000,000 Shares are tendered and the Shareholder does not select the 'All or None' option.

If you have questions regarding the Offer, or accompanying documents, or need assistance, your inquiries should be directed to the Purchaser at:

Alternative Liquidity Index LP

C/O Alternative Liquidity Capital

11500 Wayzata Blvd. #1050

Minnetonka, MN 55305

(888)884-8796

info@alternativeliquidity.net

Offer to Purchase dated August 24, 2023

All required documents must be received by the Purchaser before the Expiration Date. The method of delivery of Shares and all other required documents is at the election and sole risk of the tendering Shareholder.

Additional copies of the Offer may be obtained from the Purchaser at the address above and will be supplied at our expense. Questions may be directed to the Purchaser at its address and telephone number provided above. Shareholders may also contact their nominee for assistance concerning the Offer.

SUMMARY TERM SHEET

This summary term sheet is provided for your convenience. It highlights certain terms of the proposed Offer, but it does not describe all of the details to the same extent described in the body of the Offer. This summary term sheet is not meant to be a substitute for the information contained in the remainder of the Offer and you should carefully read the remainder of the Offer before making a decision regarding the Offer.

Securities Sought:     Up to 10,000,000 Shares of Sinovac Biotech Ltd.

Price Offered Per Share:  $0.03 per Share in cash, without interest.

Scheduled Expiration Date: 11:59 PM, September 29, 2023, New York City time, unless extended.

The Purchaser:     Alternative Liquidity Index, LP, a Delaware limited partnership.

Who is offering to buy my Shares?

Alternative Liquidity Index, LP, a Delaware limited partnership, with a mailing address at 11500 Wayzata Blvd. #1050 Minnetonka, MN 55305.

Why is the Offer taking place?

We wish to establish an ownership position in the Shares of the Company and at the same time provide liquidity to legacy holders. Purchaser’s current goal is to obtain ownership of Shares for passive investment purposes and potential capital gain.

What securities are you offering to purchase and what is the Purchase Price?

We are offering to purchase up to a maximum of 10,000,000 Shares at a Purchase Price of $0.03 per Share, in cash, without interest, and subject to the terms and conditions of the Offer.

What are the Purchaser’s future intentions concerning the Company?

The Purchaser has no present intention to seek control of the Company or to change the management or operations of the Company. The Purchaser does not have any present intention to take action in connection with the liquidation of the Company or with any extraordinary transaction concerning the Company or its assets. Although the Purchaser does not have any present intention to take any action with respect to management or control of the Company, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a shareholder to vote on matters subject to a shareholder vote, including any vote affecting the sale of the Company's assets and the liquidation and dissolution of the Company. Thus, if the Purchaser purchase a significant number of the outstanding Shares of the Company (pursuant to the Offer and any other tender offers and other purchases), it may be in a position to control the Company by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

What is the current market price?

On February 22, 2019, NASDAQ implemented a halt in the trading in the Company’s common Shares. There can be no assurance as to when or if this halt in trading will be lifted.  To the best of the Purchaser’s knowledge, there has been no secondary market trading in the Shares since February 22, 2019.

How did the Purchaser establish the Purchase Price?

In determining the Purchase Price, the Purchaser analyzed a number of quantitative and qualitative factors including: (i) the limited trading liquidity in the Company’s Shares; (ii) the Company’s history of earnings and dividends; (iii) the market potential and risks of the Company’s products; (iv) the litigation and regulatory risks faced by the Company; and (v) the costs to the Purchaser associated with acquiring the Shares.

When does the Offer expire?

The Offer will expire at 11:59 PM, New York City time, on September 29, 2023, unless we choose to extend the Offer. If a broker, dealer, or other nominee holds your Shares, it is possible you will have a deadline before the Expiration Date in order for such broker, dealer, or other nominee to take actions on your behalf.

We may choose to extend the Offer at our sole discretion, subject to applicable laws. See “The Offer, Section 2 – Terms of the Offer”.

How will I know if the Offer is amended, extended, or terminated?

If we decide to extend the Offer, an announcement of the extension will be made via public newswire and the new expiration date will be defined by 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. The Offer can be terminated under certain conditions described in “The Offer, Section 12 – Conditions to the Offer”.

If I tender my Shares, when will I receive payment?

All properly tendering Shareholders will receive payment of the stated Purchase Price promptly after the Expiration of the Offer, in cash, without interest, and less any applicable withholding taxes.

Do you have the financial capacity to purchase Shares in the Offer?

Yes. We have sufficient cash on hand to purchase any and all Shares, up to the maximum number of Shares sought, properly tendered in the Offer. As a result, the Offer is not conditioned upon any financing arrangements.

What are the conditions to the Offer?

The Offer is subject only to customary conditions, for example, the absence of legal or government action prohibiting or restricting the Offer, as well as changes in the Company’s business that would be considered materially adverse to us. See “The Offer, Section 8 – Conditions to the Offer”.

What happens if the Offer is oversubscribed?

If more than 10,000,000 Shares are validly tendered and not properly withdrawn prior to the Expiration Date (or such greater number of Shares as we may elect to purchase in the Offer as expressly permitted herein), we will purchase Shares on a pro rata basis, with fractional Shares rounded to the nearest whole Share, such that the aggregate number of Shares that we purchase is equal to 10,000,000 Shares (or such greater number of Shares as we may elect to purchase in the Offer as permitted herein).

Because of the proration provisions described above, we may not purchase all of the Shares that you tender. See Section 3 - Acceptance for Payment and Payment for Shares.”

Have other shareholders previously agreed to tender their Shares in the Offer?

No. There are no agreements in place with any officer, director or Shareholder of the Company providing for the tender of any Shares in the Offer.

If I change my mind, can I withdraw my tender of Shares?

Shares properly tendered into the Offer may be withdrawn before the Expiration Date. To properly withdraw your previously tendered Shares, a shareholder must follow the procedures set forth in “Section 5 – Withdrawal of Tenders”.

Are there United States federal income tax consequences if I tender my Shares?

All tendering Shareholders should discuss any potential individual tax ramifications with your tax advisor. Please see “The Offer, Section 8 – U.S. Federal Income Tax Consequences” for additional detail.

What are the additional costs if I tender my Shares?

There will be no additional costs to you, including commissions, if you are a registered holder of Shares and you tender directly to the Purchaser. If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you may have additional costs and we advise you to consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether additional costs are applicable to you. See “Section 4 – Procedures for Accepting the Offer and Tendering Shares”.

Has the Company board of directors approved the Offer?

Purchaser has not had any contact with the board of directors of the Company And, to the best of Purchaser’s knowledge, the Company has not, as of the date hereof, provided any recommendation regarding the Offer.

Who can answer questions regarding the Offer?

All inquiries regarding the Offer and any Offer materials may be directed to the Purchaser, at the address appearing above and on the back cover of the Offer.

THE OFFER

1. PURPOSE OF THIS OFFER

Purchaser’s purpose in this Offer is to establish an ownership interest in the Shares. Purchaser is investing solely for passive investment purposes and is not seeking to control or influence operations of the business or any of the Company’s proceedings.

2. TERMS OF THIS OFFER

Number of Shares. On the terms and subject to the conditions of this Offer, Purchaser will accept for payment and pay the Purchase Price in cash for up to 10,000,000 Shares that are validly tendered and not properly withdrawn. Purchaser expressly reserves the right to purchase more than this number of Shares under this Offer without amending or extending this Offer. THIS OFFER IS NOT CONDITIONED ON A MINIMUM NUMBER OF SHARES BEING TENDERED AND THERE IS NO FINANCING CONTINGENCY. THIS OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS SET FORTH IN “SECTION 12 – CONDITIONS TO THIS OFFER”. We have sufficient funds to purchase all of the Shares accepted for payment pursuant to the terms and conditions of this Offer.

Purchase Price. The Purchase Price will be $0.03 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. Tendering Shareholders may be returned Shares that we do not purchase, which will be done solely at our expense after the Expiration Date.

Expiration of this Offer. This Offer will expire at 11:59 PM, New York City time, on September 29, 2023, unless we choose to extend this Offer, for any reason, subject to applicable laws. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is possible the applicable nominee has a deadline different (and earlier) for you to instruct on your behalf.

Distribution Relating to the Shares during the Offer Period. Shares which are tendered in this Offer will include all distributions, dividends, interest, or payments to be made on such Shares in any form that are either declared or are paid on or after the date of this Offer. As a tendering Shareholder, you will assign to us all of your rights to such items related to your Shares.

Effect of Tendering Shares. If you choose to tender your Shares to us, and if the Company were to make any distribution or payment on Shares, you will not receive such distribution or have any right to receive such distribution. By tendering your Shares. your only right is to receive the Purchase Price. There is no assurance that a future distribution, if any, would result in your receiving a higher price than the Purchase Price.

Amendment; Extension; Waiver; Termination. We reserve the right at any time to extend the period of this Offer by making a public announcement of such extension. We additionally reserve the right to terminate or postpone this Offer and not accept Shares, subject to applicable law, if any of the conditions specified in Section 12 of this Offer are not met. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 14e-1(c) promulgated under the Securities and Exchange Act of 1934 (the “Exchange Act”), which requires that we pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of this Offer.

Amendments to this Offer may be made at any time via a public announcement, which will likely be through a public newswire, and in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Such announcement will disclose the approximate number of Shares tendered up to that date.

As stated above, if we modify the terms of this Offer, or the information herein, we will extend this Offer pursuant to Rule 14e-1 under the Exchange Act, which provides that there is a minimum period during which an offer must remain open following material changes to the same (other than a change in purchase price).

3. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES; PRORATION

Upon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation from the Company or its transfer agent that the Shares have been transferred to the Purchaser. In all cases, payment for Shares purchased pursuant to this Offer will be made only after timely receipt by the Purchaser of a properly completed and duly executed Assignment Form (or facsimile thereof) and any other documents required by the Assignment Form. The Purchaser desires to purchase up to 10,000,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 10,000,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of this Offer. However, if more than 10,000,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 10,000,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchaser will not pay for any Shares tendered until after the final proration factor has been determined.

Shareholders may indicate, by checking a box on the Assignment Form (the 'All or None' Box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. See Section 5—Withdrawal Rights. If more than 10,000,000 Shares have been properly tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Shares that do not have the All or None Box checked.

For purposes of this Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchaser gives oral or written notice to the tendering Shareholder of the Purchaser's acceptance for payment of such Shares pursuant to this Offer.

Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment. If any tendered Shares are not purchased for any reason (other than due to proration as described above), the Assignment Form with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to this Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Shares tendered pursuant to this Offer, then, without prejudice to the Purchaser's rights under Section 13, the Purchaser may, nevertheless, retain tendered Shares and such Shares may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the Shares deposited by or on behalf of the Shareholder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Shareholders are entitled to withdrawal rights as described in Section 5. If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Shareholders pursuant to this Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to this Offer, whether or not such Shares were tendered prior to such increase.

4. PROCEDURES FOR ACCEPTING THIS OFFER AND TENDERING SHARES

Valid Tender. For Shares to be validly tendered pursuant to this Offer, a properly completed and duly executed Assignment Form (a copy of which is enclosed with this Offer), along with any other documents required by the Assignment Form, must be received by the Purchaser at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Shareholder may tender any or all Shares owned by such Shareholder. In order for a tendering Shareholder to participate in this Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, or such date to which this Offer may be extended. The method of delivery of the Assignment Form and all other required documents is at the option and risk of the tendering Shareholder and delivery will be deemed made only when actually received by the Purchaser.

Other Requirements. By executing an Assignment Form as set forth above, a tendering Shareholder irrevocably appoints the designees of the Purchaser as such Shareholder's proxies, in the manner set forth in the Assignment Form, each with full power of substitution, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such Shareholder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given by the selling

Shareholder (and if given will not be effective). The designees of the Purchaser will, with respect to such Shares, be empowered to exercise all voting and other rights of such selling Shareholder as they in their sole discretion may deem proper at any meeting of Shareholders, by written consent or otherwise. In addition, by executing an Assignment Form, a Shareholder also assigns to the Purchaser all of the Shareholder's rights to receive dividends from the Company with respect to Shares which are accepted for payment and purchased pursuant to this Offer, other than those dividends paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Shareholder, and the Purchaser's interpretation of the terms and conditions of this Offer (including the Assignment Form and the Instructions thereto) will be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification. A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Purchaser upon the terms and subject to the conditions of this Offer, including the tendering Shareholder's representation and warranty that (i) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Shareholders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Shareholder will be deemed to tender Shares in compliance with Rule 14e-4 and this Offer if the Shareholder is the record owner of the Shares and the Shareholder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in this Offer (such as facsimile delivery of the Assignment Form).

5. WITHDRAWAL OF TENDER

Except as set forth in this Section 5, a tendering Shareholder’s tender of Shares shall be irrevocable; provided, however, any tendering Shareholder may withdraw previously tendered Shares prior to the Expiration Date by following the procedure described herein for withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at the address or the facsimile number set forth in the attached Assignment Form. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Assignment Form in the same manner as the Assignment Form was signed. If purchase of, or payment for, Shares is delayed for any reason or if the Purchaser are unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser' rights under this Offer, tendered Shares may be retained by the Purchaser on behalf of the Purchaser and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in their sole discretion, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of this Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Automatic Withdrawal Option. Shareholders may indicate, by checking a box on the Assignment Form (the 'All or None Box'), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If at any time during the day of the Expiration Date more than 10,000,000 Shares have been properly tendered, unless the Purchaser amends this Offer to increase the number of Shares to be purchased, the Purchaser will deem all Shares from Shareholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of this Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Shareholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Assignment Form with their preferred election, in the manner described in herein.

6. EFFECTS OF THE OFFER

Limitations on Resales. The Purchaser does not believe the provisions of the Company’s Articles of Incorporation should restrict transfers of Shares pursuant to this Offer.

Effect on Trading Market. If a substantial number of Shares are purchased pursuant to this Offer the result would be a reduction in the number of Shareholders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security.

7. INFORMATION REGARDING THE COMPANY

According to the Company Profile page on the Company’s website (http://www.sinovac.com/investors/521-en.html )

“SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities.

SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.”

The Company’s sales for the six months ended June 30, 2023, were $140.4 million, compared to $1.2 billion for the same period the year prior. The Company earned a gross loss of $48.0 million for the period ended June 30, 2023, compared with a gross profit of $957.9 million in the prior year period. The Company earned an operating loss of $430.7 million in the six months ended June 30, 2023, compared to an operating profit of $613.6 million in the prior year period.

The Company posted $14.0 million of net income attributable to common shareholders, or $0.14 per basic and $0.15 per diluted share, in the six-month period ended June 30, 2023, compared to net income attributable to common shareholders of $481.6 million, or $4.84 per basic and $4.24 per diluted share, in the prior year period.

The Company’s sales for the six months ended December 31, 2022, were $280.5 million, compared to $8.4 billion for the same period the year prior. The Company posted a gross loss of $149.6 million for the six months ended December 31, 2022, compared to a gross profit of $7.9 billion during the prior year period. For the six months ended December 31, 2022, Company posted $373.7 million of net loss attributable to common Shareholders, or a loss of $3.76 per basic and diluted share, in the six months ended December 31, 2022, compared to net income attributable to common shareholders of $3.4 billion, or $33.79 per basic and $29.46 per diluted share, in the prior year period.

On February 22, 2019, NASDAQ implemented a halt in the trading in the Company’s common Shares.  In light of ongoing litigation concerning the Company, the 2022 Annual report notes “there can be no assurance when or if this halt will be lifted.”

The 2022 Annual report also notes that ongoing litigation may have a material adverse effect on the Company’s operations and financial condition.

The 2022 Annual report also provides the following:

“The Holding Foreign Companies Accountable Act (“HFCAA”), as amended, was initially enacted on December 18, 2020. In accordance with the HFCAA, trading in the Company’s Shares on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the Public Company Accounting Oversight Board (United States) (“PCAOB”) determines that it cannot inspect or fully investigate the Company’s auditor for two consecutive years beginning in 2021, and, as a result, the United States Securities and Exchange Commission (“SEC”)  may determine to delist the Company’s Shares.

On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in these jurisdictions. The PCAOB included in its report a list of registered public accounting firms headquartered in mainland China and Hong Kong that the PCAOB was unable to inspect or investigate completely, including the Company’s auditor.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on the Company’s financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.”

8. ESTABLISHMENT OF THE PURCHASE PRICE

The Purchaser has established a Purchase Price of $0.03 per share.

In determining the Purchase Price, the Purchaser analyzed a number of quantitative and qualitative factors including: (i) the limited trading liquidity in the Company’s shares; (ii) the Company’s history of earnings and dividends; (iii) the market potential and risks of the Company’s products; (iv) the litigation and regulatory risks faced by the Company; and (v) the costs to the Purchaser associated with acquiring the Shares.

Purchaser has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion respecting the value of the Shares. The Purchase Price is based solely upon the Purchaser’s own independent assessment of the value of the Shares, based solely on its analysis of the information contained on the Company’s public website

(http://www.sinovac.com/), the SEC EDGAR database (https://www.sec.gov), and other public websites, such sites being accessible by all persons wishing to gain access. All Shareholders are urged to access information on these sites in order to evaluate this Offer. All tendering Shareholders are encouraged to engage in their own, independent valuation analysis before making a decision respecting this Offer.

According to Yahoo! Finance (https://finance.yahoo.com), the last trade in the Shares occurred on February 22, 2019, at a price of $6.47 per share.  On February 22, 2019, NASDAQ implemented a halt in the trading in the Company’s common Shares. There can be no assurance as to when or if this halt will be lifted. To the best of the Purchaser’s knowledge, there has been no secondary market trading in the Shares since February 22, 2019.

9. INFORMATION REGARDING THE PURCHASER

Alternative Liquidity Index LP was originally formed in 2021 as a Delaware limited partnership. Alternative Liquidity seeks to make diversified long-term investments on a global basis, and provide liquidity solutions to investors in non-traded securities. Alternative Liquidity’s mailing address is located at 11500 Wayzata Blvd. #1050 Minnetonka, MN 55305, and its telephone number is (888) 884-8796. Alternative Liquidity’s website address is located at www.alternativeliquidity.net and our e-mail address is info@alternativeliquidity.net. The Purchaser has had no contact with the Company’s management, directors or employees prior to the date of this Offer. This Offer is being made solely in order to allow the Purchaser to establish a passive ownership position in the Company’s securities.

Purchaser is capable of evaluating the merits and risks of Purchaser’s investment in the Company and has the capacity to protect Purchaser’s own interests. Purchaser further acknowledges and understands the Shares are being purchased for Purchaser’s own account for investment purposes and not with a view to distribution or resale, nor with the intention of selling, transferring or otherwise disposing of all or any part of the Shares for any particular price, or at any particular time, or upon the happening of any particular event or circumstances, except selling, transferring, or disposing the Shares made in full compliance with all applicable provisions of securities laws. Purchaser also acknowledges that the Shares are not liquid investments.

Except as otherwise set forth herein; (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any affiliate of the Purchaser beneficially owns or has a right to acquire any Shares; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser or, to the best knowledge of the Purchaser, any affiliate of the Purchaser on the one hand, and the Company or its affiliates, on the other hand; (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) neither the Purchaser nor any affiliate of the Purchaser has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii)neither the Purchaser nor any affiliate of the Purchaser has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10. FUTURE PLANS

Following the completion of this Offer, the Purchaser, or its affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to this Offer. The Purchaser is seeking to purchase a total of 10,000,000 Shares. If the Purchaser acquire fewer than 10,000,000 Shares pursuant to this Offer, the Purchaser may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the Company's circumstances change, at a lower price. Alternatively, the Purchaser may discontinue any further purchases of Shares after termination of this Offer, regardless of the number of Shares purchased. This Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 10,000,000 Shares in this Offer, may consider future offers. Factors affecting the Purchaser's future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its investment fund affiliates, the current diversification and performance of the Purchaser's investments, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Company's operations, announcement of pending property sales and the proposed terms of sales, and local and national and financial market developments and trends.

The Purchaser is acquiring the Shares pursuant to this Offer solely for investment purposes. The Purchaser has no present intention to seek control of the Company or to change the management or operations of the Company. The Purchaser does not have any present intention to take any action in connection with the liquidation of the Company. The Purchaser nevertheless reserves the right, at an appropriate time, to exercise its rights as Shareholders to vote on matters subject to a shareholder vote, including, but not limited to, any vote to affecting the sale of the Company's properties and the liquidation and dissolution of the Company. Except as expressly set forth herein, the Purchaser has no present intention to seek control of the Company, to cause the Company to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any corporation, to make any change in the dividend policies, indebtedness or capitalization of any corporation or to change the structure, management or operations of the Company, the listing status of the Shares or the reporting requirements of the Company. However, if the Purchaser purchases a significant number of the outstanding Shares of the Company (pursuant to this and any other tender offers and other purchases), it may be in a position to control the Company by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

11. SOURCES OF FUNDS

The Purchaser expects that approximately $300,000.00 would be required to purchase 10,000,000 Shares, if tendered, and additional funds may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through its existing capital and assets. The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

12. CONDITIONS TO THIS OFFER

Notwithstanding any other provision of this Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of this Offer), to pay for any Shares tendered in connection with this Offer and may terminate or amend this Offer, if, immediately prior to any Expiration Date:

(a) there is any potential, threatened, instituted, or pending action or proceeding by any court, government or government agency, regulatory agency, legal authority, or any other person or entity, domestic or foreign, which:

(i)seeks to enjoin the acquisition by Purchaser of any Shares pursuant to this Offer or seeks to restrain or prohibit the making or consummation of this Offer;

(ii)in Purchaser’s sole judgment, could materially and adversely affect the Company’s business, condition, operations or prospects, or otherwise materially impair in any way the future of the business or materially impair this Offer’s contemplated benefits to the Purchaser; or

(iii)materially and adversely affect Purchaser or Purchaser’s affiliates’ business, condition (financial or otherwise) or otherwise materially impair our ability to purchase some or all of the Shares pursuant to this Offer;

(b) there shall have occurred:

(i)a banking closure or inability to transfer funds in connection with this Offer, due to matters out of our control;

(ii)any change in the operations or assets of the Company that, in our sole and reasonable judgment, is reasonably likely to have a materially adverse effect

(iii)a tender offer or exchange offer for any or all of the Shares (other than this Offer), or similar transaction with or involving the Company, or any of its subsidiaries has been made public or is proposed in any way; or

(iv) we believe, in our sole discretion, that we will not own the Shares or possess any and all rights to receive any distributions, dividends and other payments on account of such Shares, so tendered pursuant to this Offer.

The foregoing conditions are for our sole benefit and in our sole discretion may be waived only by us, in whole or in part, at any time before the Expiration Date. Our failure to exercise any of the conditions does not represent a waiver of our rights to exercise such conditions, which we may choose to enforce at any time. Any determination we make regarding a condition and influence on this Offer will be considered final and binding.

13. U.S. FEDERAL INCOME TAX CONSEQUENCES

PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX MATTERS IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES FEDERAL TAX LAWS; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF UNITED STATES TREASURY DEPARTMENT CIRCULAR 230) OF THE MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. THIS IS IN COMPLIANCE WITH CIRCULAR 230 UNDER THE UNITED STATES TREASURY.

If a Shareholder chooses not to participate in this Offer, there will be no United States income tax consequences resulting from this Offer. The summary provided herein is based upon the Internal Revenue Code of 1986, as amended (the “Code”), all as of the date hereof. This summary addresses only Shares held as capital assets held by United States Holders. It does not address personal circumstances, including for example persons who are subject to alternative minimum tax, or United States Holders who use a functional currency other than the United States dollar. This information does not seek to address any state, local, or foreign laws or legal considerations, nor does it address estate or gift tax laws or legal considerations.

A “United States Holder” as included in this discussion is considered a beneficial owner of Shares that for United States federal income tax purposes can be described as any of the following: (i) a citizen or resident of the United States; (ii) a corporation or taxable entity organized under the United States laws; (iii) an estate whose income is subject to United States federal income taxation regardless of source of income; or (iv) a trust which could be supervised by a United States court and a United States person is in control of all substantial actions in the trust.

A transaction such as contemplated under this Offer, where Shares are exchanged for cash, is considered a taxable event for United States federal income tax purposes. A Shareholder selling their Shares under this

Offer will recognize a gain or loss for tax purposes in an amount equal to the difference, if any, between the adjusted tax basis and the amount of cash consideration received. Assuming the holding period of the Shareholder is over one year, this gain or loss will be given long-term treatment. We recommend that Shareholders with questions should discuss the tax consequences of this Offer with their tax advisors, both with regard to federal and state or local taxation.

14. CONFLICTS OF INTEREST

The Purchaser has not engaged a third party depositary for the offering. This may create a conflict of interest for the Purchaser. The role of a depositary would be administrative only, however, and such conflict of interest should not be deemed material to Shareholders.

15. MISCELLANEOUS

If we determine that we are not legally able to make this Offer in any particular area or jurisdiction, or to certain individuals or entities, we reserve our right to withdraw this Offer to those applicable and we will make that known to those affected.

We recognize that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and Shareholders should consult with personal advisors if holders have questions about their financial or tax situation.

All currency references in this Offer are to US Dollars, unless indicated otherwise.

Sincerely,

Alternative Liquidity Index, LP

August 24, 2023

The Purchaser for this Offer is:

Alternative Liquidity Index LP

C/O Alternative Liquidity Capital

11500 Wayzata Blvd. #1050

Minnetonka, MN 55305

(888) 884-8796

info@alternativeliquidity.net

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase to the Purchaser at the telephone number and address set forth above. shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning this Offer.